02033618

MAY 1 3 2002

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE Mirae Corp

For the month of May, 10, 2002

9-2, CHA AM-DONG, CHUNAN, CHUNGNAM-DO 330-200 REPUBLIC OF KOREA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F(V) or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No(V) .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

Miri Chung (IR Team Leader)
(Registrant)

By:________________________
(Signature)*

Date May 10, 2002

* Print the name and title of the signing officer under his signature.

1. The Purpose of Transfer	Pay to the retired employees with appreciation			
2. The number of stocks and kinds	a. Registered type of common stock	174,000		
3. The way of transfer	Transfer to each retired employees' stock account			
4. The transfer price	The closing price on May 15, 2002			
5. The amount of transfer	515,736,000			
6. The period	Start : From May 15, 2002 to August 14, 2002			
7. Official securities company	Dongwon Securities Company			
8. The status of holding stocks before the transfer	The number of Common stock	1,634,000	The ratio(%)	1.31
9. The day of Decision (Director's Meeting)	May 10, 2002			
- Attendance of outside director	Yes(1 person)			
- Attendance of auditor	No			
Others				

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

Securities and Exchange Commission
450 Fifth Street, NW.
Washington, DC 20549
USA

May 10, 2002

Subject : Transference of Company Common Stock

Dear Sir and Madam:

Mirae Corporation (hereinafter "the Company", Nasdaq Ticker:MRAE) hereby makes a notice that Mirae will transfer the common stock to employees who had retired voluntarily.

For further information and any question, please refer to the attached herewith or contact me directly.

Sincerely yours,

Mi-Ri Chung
Public Disclosure Representative of Investor Relations Team
Tel : +82-417-559-8710
Fax: +82-417-559-8737
Email : mrchung@mirae.co.kr

ENC. : 1. Form 6-K